Exhibit 21.1

Subsidiaries of SupportSoft, Inc.

Name of Subsidiary	State or Jurisdiction in which Incorporated or Organized
Domestic Subsidiaries
Support.com Gift Cards, Inc.	California
Support.com International, Inc.	Delaware

Foreign Subsidiaries
SupportSoft Australia Pty Ltd	Australia
SupportSoft Belgium BVBA	Belgium
SupportSoft Canada Inc.	Canada
YourTechOnline.com Inc.	Canada
SupportSoft Greater China Limited	China (Hong Kong)
SupportSoft GmbH	Germany
SupportSoft India Pvt Ltd	India
Support.com Mexico S. de R.L. de C. V.	Mexico
Support.com Servicios S. de R.L. de C. V.	Mexico
SupportSoft Asia Pacific Pte Ltd	Singapore
SupportSoft España SL	Spain
SupportSoft (UK) Pty Ltd	UK